UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-11848

REINSURANCE GROUP OF AMERICA, INCORPORATED

(Exact name of registrant as specified in its charter)

1370 Timberlake Manor Parkway

Chesterfield, Missouri 63017

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share and Non-Voting Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Class A Common Stock, $0.01 par value; Series A-1 Preferred Share Purchase Rights;

Class B Common Stock, $0.01 par value; Series B-1 Preferred Share Purchase Rights;

Trust Preferred Income Equity Redeemable Securities (PIERS) Units

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Reinsurance Group of America, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REINSURANCE GROUP OF AMERICA, INCORPORATED
Date:	September 29, 2008	By:	/s/ Jack B. Lay
		Name:	Jack B. Lay
		Title:	Senior Executive Vice President and Chief Financial Officer